Filed by BE Aerospace, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: BE Aerospace, Inc.
                           Commission File No.: 0-18348


         On August 14, 2001, BE Aerospace, Inc., at its Annual Shareholders' Meeting in Boston, Massachusetts, presented the following slides relating to its proposed acquisition of M&M Aerospace Hardware, Inc., a Florida corporation:

         This information includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, and B/E's actual experience may differ materially from that anticipated in such statements. Factors that might cause such a difference include those discussed in B/E's filings with the Securities and Exchange Commission, including but not limited to its most recent proxy statement, Form 10-K and Form 10-Q. For more information, see the section regarding forward-looking statements contained in B/E's 10-K and in other filings.

         Offering of the common stock being issued in connection with the M & M transaction will be made only by means of a prospectus filed as part of a registration statement with the Securities and Exchange Commission.

         A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. These Slides shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

         B/E urges investors and security holders to read the prospectus regarding the aforementioned common stock when it becomes available, as it will contain important information. The prospectus will be filed with the United States Securities and Exchange Commission by B/E. Security holders may receive a free copy of the prospectus when available, as well as other related documents filed by B/E at the Commission's web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by B/E can be obtained, without charge, by directing a request to B/E Investor Relations at 1400 Corporate Center Way, Wellington, Florida 33414, or by telephoning (561) 791-5000.

[SLIDE]


ASSESSMENT OF POTENTIAL NEW MARKETS
--------------------------------------------------------------------------------
Aerospace hardware distribution offers:

    o    Aftermarket focus
    o    Common customers
    o    Opportunity to achieve superior financial returns

[SLIDE]


AEROSPACE FASTENER MARKET
--------------------------------------------------------------------------------
[Picture of fasteners]

[SLIDE]


GROWING, PREDICTABLE AFTERMARKET DEMAND
--------------------------------------------------------------------------------

    o    Aerospace fasteners must be replaced at mandated maintenance intervals
    o    Aftermarket uses of aerospace fasteners include:
         - cabin interior upgrades
         - structural modifications, e.g. reconfigurations, passenger-to-freighter conversions
    o    Largest U.S. airlines each purchase up to $10 million worth per year
    o Demand for fasteners will expand with growth in worldwide aircraft fleet
    o    Wide-body aircraft have 6 times the fastener content of narrow-bodies

[SLIDE]

RESEMBLES CABIN INTERIOR MARKET
--------------------------------------------------------------------------------

    o    Airlines and MROs are major end users
    o    Comparable in size to cabin interiors market
         - worldwide aerospace fastener sales were about $2.2 billion in 2000
    o    70% of sales come from aftermarket
    o    60% of sales go through distributors

[Pie graph illustrating end users in 2000, indicating 70% aftermarket end users and 30% OEM end users.]

[SLIDE]


FULFILLS STRATEGIC CRITERIA
--------------------------------------------------------------------------------

    o    Large aftermarket component
    o    Closely related to cabin interior products market
    o    Shares common customers with existing business
    o    Potential to move towards a leadership position
         - opportunity to leverage B/E's sales, customer support and IT organizations
         - leading competitors unfocused or financially-troubled
    o    Nearly doubles B/E's addressable market
    o Substantial top-line growth with margins comparable to B/E's existing business

[SLIDE]


M & M AEROSPACE HARDWARE
--------------------------------------------------------------------------------
[Picture of M & M Aerospace Hardware logo]

[SLIDE]


OVERVIEW OF M & M AEROSPACE HARDWARE
--------------------------------------------------------------------------------

    o World's leading independent aftermarket distributor of aerospace fasteners
    o    Broad product line
         - 22 major distributorships
         - about 93,000 SKUs
    o    Well-diversified customer base
         - 3,700+ customers
         - top 20 account for only 30% of sales
    o    Based in Miami

[Pie graph illustrating revenues in 2000, indicating 69% from aftermarket customers and 31% from OEM customers.]

[Pie graph illustrating revenues in 2000, indicating 70% from domestic customers and 30% from international customers.]

[SLIDE]


M & M COMPETITIVE STRENGTHS
--------------------------------------------------------------------------------

    o    Broad product line
    o    Reputation for quality products and fast, reliable delivery
    o    $30 million recently invested in infrastructure:
         - scalable warehousing
         - advanced inventory tracking and retrieval system
         - real-time access to pricing and cost data across all customers and SKUs
    o    Well-positioned for increased volume with minimal investment

[Picture of new 210,000 sq. ft. facility]

[SLIDE]


M & M COMPETITIVE STRENGTHS
--------------------------------------------------------------------------------

    o Core buy-side strengths in pricing, purchasing and product history information
    o    Broadened external sales and marketing force
    o    Value-added services for large customers:
         - inventory replenishment/management
         - packaging
         - barcoding

[Picture of fasteners.]